Exhibit 17.2

April 28, 2017

To the Members of the Board of

Microphase Corporation

Dear Gentlemen of the Board:

This letter shall serve as written notice that I hereby resign from my position as a director of Microphase Corporation (the “Company”) effective immediately.

This resignation is not the result of any disagreement with the Company on any matter relating to the Company’s known operations, policies or practices.

Sincerely,

/s/ Bill White